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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-23000

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F     [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended:             December 31, 1998
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[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                     PART I.
                             REGISTRANT INFORMATION

Full name of registrant      The Harvey Entertainment Company
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Former name if applicable
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Address of principal executive office (Street and number)

                      1999 Avenue of the Stars, Suite 2050
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City, State and Zip Code     Los Angeles, California 90067
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                                    PART II.
                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III.
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Please see attached.
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                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

            Michael Hope                        310               789-1990
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               (Name)                       (Area code)      (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes      [ ] No

        (3) Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes      [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        The Harvey Entertainment Company.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 31, 1999                  By /s/ Michael Hope
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                                               Michael Hope
                                               Chief Financial Officer



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                             PART III - (NARRATIVE)


The Company has been dedicating substantially all of its available resources to pursuing various strategic alternatives, including but not limited to obtaining an alternative source of capital to its revolving credit facility with City National Bank which matured on March 31, 1999. The Company is in discussions with the bank concerning the terms of a potential of the bank facility for at least a 30-day period. Consequently, the Company has not been able to complete the Company's Form 10-KSB by March 31, 1999, which is the required filing date for the report, without unreasonable effort and expense.

It is anticipated that a significant change in results of operations from the fiscal year ended December 31, 1997 ("fiscal 1997") will be reflected in the statement of operations to be included in the Annual Report on form 10-KSB for the fiscal year ended December 31, 1998 ("fiscal 1998"). The Company expects to report revenues of negative $1,569,000 for fiscal 1998, as compared to positive revenues of $15,404,000 for fiscal 1997. The Company also expects to report substantial net losses in fiscal 1998 compared to net income of $3,178,000 for fiscal 1997.



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